For immediate release
November 30, 2009

Manulife Financial completes $2.5 Billion Common Equity Offering

TORONTO – Manulife Financial Corporation (MFC) announced today that its offering of $2,500,400,000 of common shares announced on November 18, 2009 has been completed. The common shares were sold to a syndicate of underwriters in a “bought deal” public offering.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release is not an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About Manulife Financial

Manulife Financial is a Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were $437 billion (US$407 billion) as at September 30, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

David Paterson
416-852-8899
david_paterson@manulife.com

Laurie Lupton
(416) 852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
(416) 852-8311
amir_gorgi@manulife.com